

October 6, 2010

Ms. Donna L. Belusar
Senior Vice President and Chief Financial Officer
CTS Corporation
905 West Boulevard North
Elkhart, IN 46514

> **Re:**   **CTS Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 23, 2010**
> **Form 10-Q for the quarterly periods ended April 4, 2010 and July 4, 2010**
> **File No. 001-04639**

Dear Ms. Belusar:

We have reviewed your filings and supplemental response letter filed September 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 15. Exhibits, Financial Statements Schedules

1.   We note your response to prior comment 4 and will consider your response once
        we have had a chance to review the agreement or the agreement is filed as an
        exhibit.   After reviewing the agreement, we may have additional comments.

Exhibit 13. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies - Retirement Plans, page 5

2.   We refer to your response to prior comment 1. Specifically for the Taiwan
        pension plan, please tell us:
        • the materiality of the plan assets/obligations compared to total plan
          assets/obligations;
        • why the discount rate and expected return is based on government bonds as
          directed by the Central Trust of China; and
        • how your disclosure considers the requirements of FASB ASC 715-30-35-45
          and 35-47 to 35-49.

        In your response, please provide any proposed disclosure for future filings.

Financial Statements

Note H – Retirement Plans, page 28

3.   We refer to your response to prior comment 7. You indicate the private equity
        fund manager uses an *income* approach; however, your description appears to
        describe the *market* approach. Please clarify which approach the fund manager
        uses and indicate whether the similar, or guideline, companies utilized in the
        valuation are public or private. In your response, please provide any proposed
        disclosure for future filings.

You may contact Leigh Ann Schultz at (202) 551-3628 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Jay Mumford at (202) 551-3637 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief